

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Bradley A. Bostic
Chief Executive Officer
Future Health ESG Corp.
8 The Green, Suite #12081
Dover, DE 19901

   Re: Future Health ESG Corp.
     Registration Statement on Form S-1
     Filed August 19, 2021
     File No. 333-258911

Dear Mr. Bostic:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on S-1 filed August 19, 2021

Cover page

1. Please revise the sixth paragraph of the cover page discussion to highlight that this anchor investment represents 97.4% of the units sold in the offering and, with reference to the risk factor on page 49, briefly highlight its potential impact on control of the company and any future business combination vote.

Certain Relationships, page 99

2. With a view to disclosure here and in the penultimate paragraph on page 74, please tell us whether any of the anchor investors are related persons and indicate the number of anchor investors.

<u>Exhibit 5.1 -- Opinion of Blank Rome LLP, page II-4</u>

3.   We note the legal opinion references 2,300,000 Units. Please file an opinion which addresses the 23,000,000 Units being registered in your offering. Also, we note that the opinion is limited to Delaware law whereas the Units and the Warrants included in the Units are governed by New York Law. Please file an opinion that opines on the Units and the Warrants included in the Units under the laws of the State of New York.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at (202) 551-4391 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yelena M. Barychev, Esq.